UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2022.

Commission File Number: 001-40852

LUMIRADX LIMITED

(Translation of registrant's name into English)

LumiraDx Limited
c/o Ocorian Trust (Cayman) Limited
PO Box 1350, Windward 3, Regatta Office Park
Grand Cayman KY1-1108

Cayman Islands

(354) 640-0540
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

On December 15, 2022, LumiraDx Limited (the “Company”) held its 2022 annual general meeting of the Company’s shareholders (the “AGM”) at 7:00 a.m. Eastern time. The AGM was held as a virtual meeting conducted by live audio webcast over the Internet, at www.virtualshareholdermeeting.com/LMDX2022, pursuant to notice duly given.

There were outstanding, as of 4:00 p.m. Eastern time on November 7, 2022 (the record date for the AGM), 165,054,001 A ordinary shares, each share entitled to ten votes, and 152,634,554 common shares, each share entitled to one vote. The matters that were voted upon at the AGM, and the number of votes cast for or against as well as the number of abstentions, as to each such matter are set forth below.

Proposal 1: The Company’s shareholders approved the re-election of Donald Berwick, to serve as a Class I director, with the following votes tabulated:

Votes For	Votes Against	Votes Abstained
467,848,835	9,153,053	1,656,142

Proposal 2: The Company’s shareholders approved the re-election of George Neble, to serve as a Class I director, with the following votes tabulated:

Votes For	Votes Against	Votes Abstained
467,377,462	9,622,426	1,658,142

Proposal 3: The Company’s shareholders approved the re-election of Lu Huang, to serve as a Class I director, with the following votes tabulated:

Votes For	Votes Against	Votes Abstained
467,135,365	9,898,992	1,623,673

Proposal 4: The Company’s shareholders approved the receipt of the Company’s audited accounts for the fiscal year ended December 31, 2021, with the following votes tabulated:

Votes For	Votes Against	Votes Abstained
476,757,947	110,545	1,789,538

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form S-8 (File No: 333-259874 and File No. 333-264611), and the registration statement on Form F‑3 (File No: 333-264609), and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUMIRADX LIMITED
Date: December 16, 2022
	By:	/s/ Ron Zwanziger
	Name:	Ron Zwanziger
	Title:	Chairman and Chief Executive Officer